Exhibit 99.1

Autohome Inc. Announces Unaudited Second Quarter Ended June 30, 2018 Financial Results

Second Quarter Net Revenues were RMB1.87 Billion Exceeding the High End of the Guidance

BEIJING, August 8, 2018 – Autohome Inc. (NYSE: ATHM) (“Autohome” or the “Company”), the leading online destination for automobile consumers in China, today announced its unaudited financial results for the second quarter ended June 30, 2018.

Second Quarter 2018 Financial Highlights1

•	Net Revenues in the second quarter of 2018 were RMB1,868.9 million ($282.4 million), exceeding the high end of the Company’s original guidance of RMB1,800.0 million ($272.0 million).

•	Net Income attributable to Autohome Inc. in the second quarter of 2018 was RMB691.6 million ($104.5 million), compared to RMB517.7 million in the corresponding period of 2017.

•	Adjusted net income attributable to Autohome Inc. in the second quarter of 2018 was RMB744.3 million ($112.5 million), compared to RMB565.2 million in the corresponding period of 2017.

Adoption of ASC 606, Revenue from Contracts with Customers

In May 2014, the FASB issued a new standard related to revenue recognition and further issued several amendments and updates to the new revenue guidance. The Company has finalized its analysis and the most significant impact is the change of the presentation of value-added tax from gross basis to net basis. The Company adopted this guidance effective January 1, 2018 using the modified retrospective method. The comparative information has not been restated and continues to be reported under the accounting standards in effect for those periods.

To provide investors with meaningful year-over-year comparison, the Company has provided a reconciliation table for the impact of adopting this new revenue guidance for the second quarter of 2018 and corresponding period in 2017, as adjusted, which was related to the change in presentation of value-added tax from gross basis to net basis.

[1]

The reporting currency of the Company is Renminbi (“RMB”). For the convenience of readers, certain amounts throughout the release are presented in US dollars (“$”). Unless otherwise noted, all conversions from RMB to US$ are translated at the noon buying rate of US$1.00 to RMB 6.6171 on June 29, 2018 in the City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York. No representation is made that the RMB amounts could have been, or could be, converted into US$ at such rate.

	For the three months ended June 30, 2018
	Under ASC 605	Adjustments related to new revenue guidance	Under ASC 606
Net revenues
Media services	986,041	(55,813)	930,228
Leads generation services	842,307	(102,332)	739,975
Online marketplace and others	214,172	(15,492)	198,680

Total net revenues	2,042,520	(173,637)	1,868,883

Cost of revenues	(307,550)	98,859	(208,691)

Gross profit	1,734,970	(74,778)	1,660,192

Operating profit	748,359	—	748,359
Net income attributable to Autohome Inc.	691,630	—	691,630

	For the three months ended June 30, 2017
	Under ASC 605	Adjustments related to new revenue guidance	Under ASC 606
Net revenues
Media services	793,772	(46,880)	746,892
Leads generation services	659,690	(81,615)	578,075
Online marketplace and others	108,506	(11,212)	97,294

Total net revenues	1,561,968	(139,707)	1,422,261

Cost of revenues	(287,390)	85,178	(202,212)

Gross profit	1,274,578	(54,529)	1,220,049

Operating profit	567,799	—	567,799
Net income attributable to Autohome Inc.	517,724	—	517,724

For the ease of readers, the operational results are discussed and analyzed under the new revenue guidance, including those for the comparative period in 2017.

Second Quarter 2018 Operational Highlights

•

Mobile Traffic Leadership Continues: According to Quest Mobile, during the second quarter of 2018, the number of average daily unique visitors who accessed the Company’s primary “Autohome” application reached 10.3 million, representing an increase of 54% compared to the second quarter of 2017, further solidifying the Company’s dominant position among auto vertical applications in China.

•

Expanding Platform with Data-driven Professional Generated Content (PGC): The Company’s automobile content platform continued to be the best-in-class with the number of professional content contributors increasing 25% sequentially, and the amount of content posted, including articles and videos, increasing 150% sequentially. Autohome is expanding collaboration with automakers, key opinion leaders (KOLs), professional experts, social media, etc. In addition, Autohome has further diversified its content production by launching nine columns, including celebrity talk show, gourmet on the road, animated car showcase, comedian car review, cars for HER, cars and culture, road music, industry opinion interview, and test drive.

•

Optimizing Used Car Transaction under C2B2C Model: The Company’s recent US$100 million investment in TTP Car Inc. (“TTP”) is aimed at accelerating the online transaction for used cars. The strategic investment in TTP will significantly drive the overall traffic, C2B automobile sourcing, dealer participation, and financing options for TTP. In addition, the Company has launched “Autohome Trusted Alliances” with qualified used car dealers to facilitate more precise matching and transactions for B2C business. The Company’s respective strategic partnerships with TTP and the carefully selected high-quality offline dealers are a major milestone for the Company’s C2B2C model execution in extending audience reach for better targeting, improving used cars sourcing and transparency, increasing sales leads generation and transaction services, as well as broadening the necessary financing support.

Mr. Min Lu, Chairman of the Board and Chief Executive Officer of Autohome, stated, “We are pleased to report solid second quarter results with continued revenue growth, which again exceeded our guidance. Our core media and leads generation businesses remain strong across all key metrics, including user numbers, brand recognition, user engagement, and automaker/dealer partnerships. In addition, our new businesses of auto financing and data products continued to demonstrate significant growth momentum in the first half of 2018. The differentiated value propositions of our core and new service offerings are key to attracting and engaging a large user base and providing automakers and dealers with innovative and cost-efficient marketing solutions. We will continue our efforts to stay at the forefront of advanced technology and innovative solutions, fueling continued growth and further solidifying our competitive strengths.”

Mr. Jun Zou, Chief Financial Officer, added, “We are delighted to report continued excellent progress of our core and new business initiatives, which resulted in solid revenue growth momentum, consistent market share gains, high profitability and a strong balance sheet. Given the continued demand for our core and new offerings, including media, leads generation, auto financing, and data products, we are confident in Autohome’s leading brand position and our strategic endeavors to further monetize these four business pillars within China’s tremendous automobile market.”

Overview of Key Financial Results for Second Quarter 2018

Key Financial Results

(In RMB Millions except for per share data)	2Q2017	2Q2018	% Change
Net Revenues	1,422.3	1,868.9	31.4%
Net Income attributable to Autohome Inc.	517.7	691.6	33.6%
Adjusted Net Income attributable to Autohome Inc.[2]	565.2	744.3	31.7%
Diluted Earnings Per Share[3]	4.40	5.79	31.6%

Unaudited Second Quarter 2018 Financial Results

Net Revenues

Net revenues in the second quarter of 2018 were RMB1,868.9 million ($282.4 million) compared to RMB1,422.3 million in the corresponding period of 2017.

•

Media services revenues increased 24.5% to RMB930.2 million ($140.6 million) from RMB746.9 million in the corresponding period of 2017. The increase was mainly attributable to an increase in average revenue per automaker advertiser as automakers continue to allocate a greater portion of their advertising budgets to Autohome, with an increasingly diversified and optimized portfolio of products being offered.

•

Leads generation services revenues increased 28.0% to RMB740.0 million ($111.8 million) from RMB578.1 million in the corresponding period of 2017. The increase was primarily attributable to a 18.2% year-over-year increase in average revenue per paying dealer as dealers continue to allocate a greater portion of their budgets to the Company’s services, as well as an expanded dealer client base.

•

Online marketplace and others revenues increased 104.2% to RMB198.7 million ($30.0 million) from RMB97.3 million in the corresponding period of 2017, primarily due to the increased contribution from auto-financing business and data products. Online marketplace and others revenues in the second quarter of 2018 consisted of revenues related to new car and used car marketplace, auto-financing business, data products and others.

[2]

Adjusted net income attributable to Autohome Inc. is defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. For more information on this and other non-GAAP financial measures, please see the section captioned “Use of Non-GAAP Financial Measures” and the tables captioned “Reconciliations of Non-GAAP and GAAP Results” set forth at the end of this release.

[3]	Each ordinary share equals one ADS.

Cost of Revenues

Cost of revenues increased 3.2% to RMB208.7 million ($31.5 million) from RMB202.2 million in the corresponding period of 2017. Excluding the cost of direct vehicle sales, cost of revenues would have increased 34.9% to RMB208.7 million ($31.5 million) from RMB154.7 million in the corresponding period of 2017. In addition, cost of revenues included share-based compensation expenses of RMB7.1 million ($1.1 million) during the second quarter of 2018, compared to RMB3.4 million for the corresponding period of 2017.

Operating Expenses

Operating expenses were RMB987.5 million ($149.2 million) in the second quarter of 2018, compared to RMB707.3 million in the corresponding period of 2017. The increase was mainly due to increases in sales and marketing expenses and product development expenses as the Company continues to reinvest in future growth opportunities.

•

Sales and marketing expenses were RMB588.0 million ($88.9 million) in the second quarter of 2018, compared to RMB412.3 million in the corresponding period of 2017. The increase was primarily attributable to an increase in offline execution and branding expenses. Sales and marketing expenses for the second quarter of 2018 included share-based compensation expenses of RMB13.9 million ($2.1 million), compared with RMB13.7 million in the corresponding period of 2017.

•

General and administrative expenses were RMB86.4 million ($13.1 million) in the second quarter of 2018, compared to RMB79.7 million in the corresponding period of 2017. The increase was primarily attributable to an increase in salaries and benefits. General and administrative expenses for the second quarter of 2018 included share-based compensation expenses of RMB15.7 million ($2.4 million), compared with RMB16.9 million in the corresponding period of 2017.

•

Product development expenses were RMB313.1 million ($47.3 million) in the second quarter of 2018, compared to RMB215.4 million in the corresponding period of 2017. The increase was primarily attributable to an increase in salaries and benefits. Product development expenses for the second quarter of 2018 included share-based compensation expenses of RMB14.9 million ($2.3 million), compared with RMB12.3 million in the corresponding period of 2017.

Operating Profit

Operating profit increased 31.8% to RMB748.4 million ($113.1 million) from RMB567.8 million in the corresponding period of 2017.

Income tax expense

Income tax expense increased 43.3% to RMB145.1 million ($21.9 million) in the second quarter of 2018, from RMB101.2 million in the corresponding period of 2017, primarily attributable to an increase in taxable income.

Net Income attributable to Autohome Inc. and EPS

Net income attributable to Autohome increased 33.6% to RMB691.6 million ($104.5 million) from RMB517.7 million in the corresponding period of 2017. Basic and diluted earnings per share/per ADS (“EPS”) were RMB5.89 ($0.89) and RMB5.79 ($0.88), respectively, compared to basic and diluted EPS in the corresponding period of 2017 of RMB4.46 and RMB4.40, respectively.

Adjusted Net Income attributable to Autohome Inc. and Non-GAAP EPS

Adjusted net income attributable to Autohome Inc. (Non-GAAP), defined as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions, increased 31.7% to RMB744.3 million ($112.5 million) from RMB565.2 million in the corresponding period of 2017. Non-GAAP basic and diluted EPS were RMB6.33 ($0.96) and RMB6.23 ($0.94), respectively, compared to non-GAAP basic and diluted EPS in the corresponding period of 2017 of RMB4.87 and RMB4.80, respectively.

Balance Sheet and Cash Flow

As of June 30, 2018, the Company had cash and cash equivalents and short-term investments of RMB7,685.0 million ($1,161.4 million). Net cash provided by operating activities in the second quarter of 2018 was RMB333.5 million ($50.4 million), compared to RMB107.2 million in the corresponding period of 2017.

Employees

The Company had 4,030 employees as of June 30, 2018.

Strategic Investment in TTP Car Inc. (“TTP”)

In the second quarter of 2018, Autohome completed a strategic investment in TTP, a company operating an online auction platform for used automobiles, Autohome invested US$100 million cash to subscribe to a three-year convertible bond issued by TTP, which bears an interest rate of 8% per annum. In addition, within three years after the closing, Autohome has the right to purchase additional 8.0% convertible bonds in an aggregate principal amount of up to $65 million to be issued by TTP upon Autohome’s request from time to time.

Business Outlook

Autohome currently expects to generate net revenues in the range of RMB1,850 million ($279.6 million) to RMB1,870 million ($282.6 million) in the third quarter of fiscal year 2018, representing a 30.8% to 32.2% year-over-year increase. If excluding direct vehicle sales, this represents a 32.3% to 33.7% year-over-year increase. This forecast reflects the Company’s current and preliminary view on the market and its operating conditions, which are subject to change.

Starting on January 1, 2018, Autohome adopted a new revenue recognition accounting standard ASC 606. Under ASC 606, the most significant impact on Autohome will be the change of presentation of value-added tax from gross basis to net basis. The above guidance reflects revenues net of value-added tax under the new revenue recognition standard. If presented on gross basis including value-added tax, the same basis as that for the year 2017, net revenues are expected to be between RMB2,025 million ($306.0 million) to RMB2,045 million ($309.0 million) in the third quarter of fiscal year 2018.

Conference Call Information

The Company will host an earnings conference call at 8:00 AM U.S. Eastern Time on Wednesday, August 8, 2018 (8:00 PM Beijing Time on the same day).

Dial-in details for the earnings conference call are as follows:

United States: Hong Kong: China Domestic: United Kingdom: International: Passcode:	+1-855-824-5644 +852-3027-6500 8009-880-563 0800-026-1542 +1 646-722-4977 93462305#

Please dial in ten minutes before the call is scheduled to begin and provide the passcode to join the call.

A replay of the conference call may be accessed by phone at the following numbers until August 14, 2018:

United States: International: Passcode:	+1-646-982-0473 +61-2-8325-2405 319295520#

Additionally, a live and archived webcast of the conference call will be available at http://ir.autohome.com.cn.

About Autohome Inc.

Autohome Inc. (NYSE: ATHM) is the leading online destination for automobile consumers in China. Its mission is to enhance the car-buying and ownership experience for auto consumers in China. Autohome provides professionally produced and user-generated content, a comprehensive automobile library, and extensive automobile listing information to automobile consumers, covering the entire car purchase and ownership cycle. The ability to reach a large and engaged user base of automobile consumers has made Autohome a preferred platform for automakers and dealers to conduct their advertising campaigns. Further, the Company’s dealer subscription and advertising services allow dealers to market their inventory and services through Autohome’s platform, extending the reach of their physical showrooms to potentially millions of internet users in China and generating sales leads for them. The Company offers sales leads, data analysis, and marketing services to assist automakers and dealers with improving their efficiency and facilitating transactions. As a transaction-centric company, Autohome operates its “Autohome Mall,” a full-service online transaction platform, to facilitate transactions for automakers and dealers. Further, through its websites and mobile applications, it also provides other value-added services, including auto financing, auto insurance, used car transactions, and aftermarket services. For further information, please visit www.autohome.com.cn.

Safe Harbor Statement

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will”, “expects”, “anticipates”, “future”, “intends”, “plans”, “believes”, “estimates” and similar statements. Among other things, Autohome’s business outlook, Autohome’s strategic and operational plans and quotations from management in this announcement contain forward-looking statements. Autohome may also make written or oral forward-looking statements in its periodic reports to the Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Autohome’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Autohome’s goals and strategies; Autohome’s future business development, results of operations and financial condition; the expected growth of the online automobile advertising market in China; Autohome’s ability to attract and retain users and advertisers and further enhance its brand recognition; Autohome’s expectations regarding demand for and market acceptance of its products and services; competition in the online automobile advertising industry; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Autohome’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Autohome does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

To supplement net income presented in accordance with U.S. GAAP, we use Adjusted Net Income attributable to Autohome Inc., Non-GAAP basic and diluted EPS and Adjusted EBITDA as non-GAAP financial measures. We define Adjusted Net Income attributable to Autohome Inc. as net income attributable to Autohome Inc. excluding share-based compensation expenses and amortization expenses of intangible assets related to acquisitions. We define Non-GAAP basic and diluted EPS as Adjusted Net Income attributable to Autohome Inc. divided by the basic and diluted weighted average number of ordinary shares. We define Adjusted EBITDA as net income attributable to Autohome Inc. before income tax expense/(benefit), depreciation expenses of property and equipment and amortization expenses of intangible assets and share-based compensation expenses. We present these non-GAAP financial measures because they are used by our management to evaluate our operating performance, in addition to net income prepared in accordance with U.S. GAAP. We believe these non-GAAP financial measures are important to help investors understand our operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess our core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of our results. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliation of non-GAAP and GAAP Results” set forth at the end of this press release.

For investor and media inquiries, please contact:

In China:

Autohome Inc.

Investor Relations

Joyce Tang

Tel: +86-10-5985-7483

Email: ir@autohome.com.cn

The Piacente Group, Inc.

Xi Zhang

Tel: +86-10-5730-6200

E-mail: autohome@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: autohome@tpg-ir.com

AUTOHOME INC.

CONSOLIDATED STATEMENTS OF OPERATIONS4

(Amount in thousands, except per share data)

	For three months ended June 30,			For six months ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues:
Media services	793,772	930,228	140,579	1,309,454	1,514,378	228,858
Leads generation services	659,690	739,975	111,828	1,197,677	1,350,805	204,139
Online marketplace and others	108,506	198,680	30,025	403,198	291,754	44,091

Total net revenues	1,561,968	1,868,883	282,432	2,910,329	3,156,937	477,088

Cost of revenues	(287,390)	(208,691)	(31,538)	(731,983)	(354,832)	(53,623)

Gross profit	1,274,578	1,660,192	250,894	2,178,346	2,802,105	423,465

Operating expenses:
Sales and marketing expenses	(412,285)	(588,038)	(88,866)	(718,613)	(986,070)	(149,018)
General and administrative expenses	(79,676)	(86,371)	(13,053)	(140,057)	(149,251)	(22,555)
Product development expenses	(215,374)	(313,121)	(47,320)	(405,100)	(541,911)	(81,896)

Total operating expenses	(707,335)	(987,530)	(149,239)	(1,263,770)	(1,677,232)	(253,469)

Other income, net	556	75,697	11,440	10,672	146,693	22,169

Operating profit	567,799	748,359	113,095	925,248	1,271,566	192,165

Interest income	52,524	88,363	13,354	91,414	152,405	23,032
Loss from equity method investments	(2,817)	(2,314)	(350)	(5,436)	(4,204)	(635)

Income before income taxes	617,506	834,408	126,099	1,011,226	1,419,767	214,562

Income tax expense	(101,227)	(145,054)	(21,921)	(170,012)	(248,959)	(37,624)

Net income	516,279	689,354	104,178	841,214	1,170,808	176,938

Net loss attributable to noncontrolling interests	1,445	2,276	344	3,927	3,605	545
Net income attributable to Autohome Inc.	517,724	691,630	104,522	845,141	1,174,413	177,483
Earnings per share for ordinary share
Basic	4.46	5.89	0.89	7.30	10.00	1.51
Diluted	4.40	5.79	0.88	7.20	9.85	1.49

Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:

Basic	116,011,952	117,523,601	117,523,601	115,796,241	117,424,250	117,424,250
Diluted	117,667,127	119,396,482	119,396,482	117,400,922	119,287,838	119,287,838

[4]

The operating results for the three and six months ended June 30, 2017 have not been restated and were presented on a gross basis with the net revenues and cost of revenues including value-added tax, while those for the three and six months ended June 30, 2018 were presented on net basis, with the net revenues and cost of revenues excluding value-added tax.

AUTOHOME INC.

RECONCILIATION OF NON-GAAP AND GAAP RESULTS

(Amount in thousands, except per share data)

	For three months ended June 30,			For six months ended June 30,
	2017	2018		2017	2018
	RMB	RMB	US$	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Net income attributable to Autohome Inc.	517,724	691,630	104,522	845,141	1,174,413	177,483
Plus: income tax expense	101,227	145,054	21,921	170,012	248,959	37,624
Plus: depreciation of property and equipment	20,599	20,168	3,048	40,215	41,431	6,261
Plus: amortization of intangible assets	1,145	2,904	439	2,290	5,808	878

EBITDA	640,695	859,756	129,930	1,057,658	1,470,611	222,246

Plus: share-based compensation expenses	46,322	51,564	7,793	84,975	87,599	13,238

Adjusted EBITDA	687,017	911,320	137,723	1,142,633	1,558,210	235,484

Net income attributable to Autohome Inc.	517,724	691,630	104,522	845,141	1,174,413	177,483
Plus: amortization of acquired intangible assets of Cheerbright, China Topside and Norstar	1,139	1,138	172	2,277	2,276	344
Plus: share-based compensation expenses	46,322	51,564	7,793	84,975	87,599	13,238

Adjusted Net Income attributable to Autohome Inc.	565,185	744,332	112,487	932,393	1,264,288	191,065

Non-GAAP Earnings per share for ordinary shares
Basic	4.87	6.33	0.96	8.05	10.77	1.63
Diluted	4.80	6.23	0.94	7.94	10.60	1.60

Weighted average shares used to compute earnings per share attributable to Class A and Class B common stockholders:

Basic	116,011,952	117,523,601	117,523,601	115,796,241	117,424,250	117,424,250

Diluted	117,667,127	119,396,482	119,396,482	117,400,922	119,287,838	119,287,838

AUTOHOME INC.

CONDENSED CONSOLIDATED BALANCE SHEETS

(Amount in thousands, except as noted)

	As of December 31,	As of June 30,
	2017	2018
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets

Cash and cash equivalents	911,588	462,679	69,922

Short-term investments	7,242,636	7,222,326	1,091,464
Accounts and notes receivable, net	1,893,737	1,977,058	298,780
Amounts due from related parties, current	24,502	125,307	18,937
Prepaid expenses and other current assets	186,123	223,474	33,772

Total current assets	10,258,586	10,010,844	1,512,875

Non-current assets
Restricted cash, non-current	—	5,000	756
Property and equipment, net	130,322	124,440	18,806
Goodwill and intangible assets, net	1,555,201	1,549,394	234,150
Long-term investments	147,929	143,730	21,721
Deferred tax assets	174,620	161,230	24,366
Other non-current assets	28,317	690,680	104,378

Total non-current assets	2,036,389	2,674,474	404,177

Total assets	12,294,975	12,685,318	1,917,052

LIABILITIES AND EQUITY
Current liabilities
Accrued expenses and other payables	1,658,934	1,639,513	247,771
Advance from customers	70,454	57,692	8,719
Deferred revenue	1,409,485	1,048,685	158,481
Income tax payable	144,379	204,682	30,932
Amounts due to related parties	10,285	24,416	3,690
Dividends payable	595,779	—	—

Total current liabilities	3,889,316	2,974,988	449,593

Non-current liabilities
Other liabilities	32,122	32,122	4,854
Deferred tax liabilities	438,251	448,812	67,826

Total non-current liabilities	470,373	480,934	72,680

Total liabilities	4,359,689	3,455,922	522,273

Equity
Total Autohome Inc.Shareholders’ equity	7,951,637	9,249,352	1,397,795
Noncontrolling interests	(16,351)	(19,956)	(3,016)

Total equity	7,935,286	9,229,396	1,394,779

Total liabilities and equity	12,294,975	12,685,318	1,917,052